(CNMV Letterhead)

Exhibit 99.23

Resolution of the Board of Directors of the CNMV
regarding the public tender offer for Endesa

The intentions stated by Acciona and Enel in their response to the requests for information made yesterday by this CNMV, together with their respective purchases of significant share packages of Endesa in recent months, would seemingly indicate that their intention is to acquire, through a series of acts, a stake in excess of 50% of the company. This intention, which would meet the definition set forth in Article 60 of the Securities Market Law, would be incompatible with what is established, in development of this legal principle, in Royal Decree 1197/1991, of July 26, concerning the system of public tender offers, because there is already a current public tender offer process for Endesa and E.ON is the only authorized offering party, and no new competing offers are admissible.

Furthermore, the mere announcement that Acciona and Enel could launch, either jointly or separately, a public tender offer at price higher than that offered by E.ON in the event that E.ON did not attain 50% of the capital stock of Endesa, could impede the progress of E.ON’s offer, which is the only public tender offer authorized and in compliance with the provisions of said Royal Decree.

Therefore, the Board of the CNMV resolves that:

1.

Since, in the Board’s opinion, any bid for Endesa formulated by Enel or Acciona would in essence be contrary to the terms of Article 60 of the Securities Market Law, the CNMV would not authorize any public tender offer for Endesa by them, either individually or jointly, for the next 6 months commencing from the settlement date of the current offer.

If E.ON decided to withdraw its current offer, however, the aforesaid limitation would become ineffective.

2.

In view of the exceptional events that have taken place after February 2 – the date established by the CNMV for the improvement of the price in sealed envelope –  the CNMV would not be opposed to an improvement of the offer made by E.ON, if it makes such a request no later than Monday, March 26, for one sole and last occasion. If this were to happen, the acceptance period of the offer would be extended, for one last and non-extendable period, until April 3.

Madrid, March 23, 2007

Acuerdo del Consejo de la CNMV relativo a la OPA sobre Endesa

Las intenciones manifestadas por Acciona y Enel en su respuesta a los requerirnientos que les dirigió ayer esta CNMV, junto con sus respectivas compras de paquetes significativos de acciones de Endesa en los últimos meses, permitirían considerar, de forma indiciaria, que pretenden adquirir, en actos sucesivos, una participación superior al 50% de la companía. Esa pretensión, que constituiría el supuesto de hecho previsto en el artículo 6o de la Ley del Mercado de Valores, resultaría incompatible con lo que, en desarrollo de ese precepto legal, establece el vigente Real Decreto 1197/1991, de 26 de Julio, sobre regimen de OPAs, ya que hay un proceso de OPA en curso sobre Endesa y E.On es el único oferente autorizado, sin que sean admisibles nuevas ofertas competidoras.

Por otro lado, el mero anuncio de que Acciona y Enel pudieran presentar, de forma conjunta o separada, una OPA a precio superior a la de E.On si ésta no alcanzara el 50% del capital de Endesa podrá perturbar el desarrollo de la OPA de E.On, la única autorizada y conforme a lo dispuesto en el citado Real Decreto.

En consecuencia, el Consejo de la CNMV acuerda:

1.

Por entenderla contraria, en su origen, al régimen de OPAs previsto en el articulo 6o de la Ley del Mercado de Valores, la CNMV no autorizaría ninguna OPA sobre la Companía Endesa que formulasen Enel o Acciona, ya sea de forma individual o conjunta, durante los próximos 6 meses, a contar desde la liquidación de la OPA de E.On en curso.

Si E.On desistiera de su actual oferta, la citada limitación quedaría, no obstante, sin efecto.

2.

A la vista de los acontecimientos excepcionales acaecidos con posterioridad al pasado 2 de febrero -fecha que la CNMV fijó para la mejora de precio en sobre cerrado-, la CNMV no se opondria a que, si así lo solicita, a más tardar, el lunes 26 de marzo, E. On pueda mejorar el precio de su oferta, por una sola y última vez. Si eso ocurriera, el plazo de aceptación se prorrogaría, por una última e improrrogable vez, hasta el 3 de abril.

Madrid, 23 de marzo de 2007